Mail Stop 6010

January 24, 2007

Mr. Mahedi A. Jiwani
Chief Financial Officer
2718 Summer Street NE
Minneapolis, MN 55413

> **Re:** **Uroplasty, Inc.**
> **Form 10-KSB for the Year Ended March 31, 2006**
> **Forms 10-QSB for the Quarter Ended June 30, 2006 and September 30, 2006**
> **File No. 000-20989**

Dear Mr. Jiwani:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Item 8A. Controls and Procedures, page 35

1.   We note your disclosure that your management, including [your] principal executive officer and principal financial officer, "concluded [your] disclosure controls and procedures are effective, to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 13. Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Significant Accounting Policies, page F-8

-Intangible Assets, page F-9

2.   We note that you increased your licensed technology intangibles by $475,000 during fiscal 2006. Please tell us and revise future filings to describe any significant additions to your intangible assets. Include the disclosures required by paragraph 44 of SFAS 142 related to these intangible asset acquisitions.

Note 3. Shareholder's Equity, page F-13

3.   We note your disclosures related to the warrants to purchase 706,218 shares of common stock and that these warrants replaced warrants previously issued in 2002. Please address the following comments:

   •   Please tell us and revise future filings to clearly disclose the terms of the warrants including any material terms of all related agreements.
   •   Discuss the material terms of the warrants that led you to conclude that the warrants should be presented as a liability recorded at fair value until they are exercised or expire.
   •   Revise your disclosure here or in Note 1 in future filings to disclose the significant assumptions that you used within the Black-Scholes option pricing model to determine the fair value of these warrants.

Mr. Mahedi A. Jiwani
Uroplasty, Inc.
January 24, 2007
Page 3

4.   Please note the guidance in FASB Staff Position No. EITF 00-19-2, *Accounting for Registration Payment Arrangements*, dated December 21, 2006.

Note 5. Savings and Retirement Plans, page F-16

5.   Please revise your future filings to include all of the disclosures required by paragraph 5 of SFAS 132(R).

Note 7. Business Segment Information, page F-19

6.   Please tell us and revise future filings to explain the "adjustment and elimination column" within your geographic disclosure.

Exhibits 31.1 and 31.2

7.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." Further, in paragraph 4(c), you have removed the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)". Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Form 10-Q for the Quarter Ended September 30, 2006

Condensed Consolidated Statements of Cash Flow, page 6

8.   We note that you recorded $280,000 in deferred rent for property, plant, and equipment additions funded by a lessor. Please tell us and revise future filings to disclose the material terms of this transaction. Discuss how you are accounting for the transaction, including reference to any accounting literature on which you based your accounting.

Notes to the Condensed Consolidated Financial Statements, page 7

Note 9. Share-based compensation, page 10

9.   Please revise your future filings to remove the 2006 interim reporting period pro forma net income and related per share disclosures and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraph 84 of SFAS 123(R).

Item 3. Controls and Procedures, page 24

10.   We note your disclosure that your principal executive officer and principal financial
        officer have evaluated your disclosure controls and procedures within 90 days prior to the
        date of this report. Please revise your future filings to disclose management's conclusion
        regarding the effectiveness of your disclosure controls and procedures as of the end of the
        period covered by this report. Refer to Item 307 of Regulation S-B and Part III.F of
        Management's Reports on Internal Control Over Financial Reporting and Certification of
        Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our
        website at www.sec.gov/rules/final/33-8238.htm.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comment and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief